Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT


Aetna hereby endorses this Contract to allow the transfer of Reserves out of the General Account. Such transfers will be:

(1)    a minimum of 10% of the Reserves held in the General Account;

(2)    without deduction of any charge;

(3)    to any of the Fund(s);

(4)    allowed once during each calendar year;

(5)    prior to the election of an Annuity Option; and

(6)    without affecting the rights of transfer now in the contract.

Aetna may, for temporary periods of time, allow any larger percentage to be transferred.

The value of the Reserves held in the General Account, as used above, is the value when the request is received at the Home Office of Aetna.

Endorsed and made a part of this Contract on the later of September 1, 1983 or the Date of Issue of this Contract.



                                                      /s/ William O. Bailey
                                                      President